UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.2) *

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

o	Rule 13d-1(b)

o	Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons
Jian Tang

2	Check the Appropriate Box if a Member of a Group

(a) o

(b) o

3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China

	5	Sole Voting Power
27,913 ordinary shares. See Item 4.
Number of
	6	Shared Voting Power
Shares
2,357,943 ordinary shares. See Item 4.
Beneficially

Owned by
Each	7	Sole Dispositive Power
Reporting
27,913 ordinary shares. See Item 4.
Person With:

	8	Shared Dispositive Power
2,357,943 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,385,856 ordinary shares. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11	Percent of Class Represented by Amount in Row (9)
8.3%. See Item 4.

12	Type of Reporting Person
IN

4	Names of Reporting Persons
Igomax Inc

2	Check the Appropriate Box if a Member of a Group

(a) o

(b) o

3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands

	5	Sole Voting Power
0
Number of
	6	Shared Voting Power
Shares
2,357,943 ordinary shares. See Item 4.
Beneficially

Owned by
Each	7	Sole Dispositive Power
Reporting
0
Person With:

	8	Shared Dispositive Power
2,357,943 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,357,943 ordinary shares. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11	Percent of Class Represented by Amount in Row (9)
8.2%. See Item 4.

12	Type of Reporting Person
CO

Item 1(a).	Name of Issuer:
iClick Interactive Asia Group Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
15/F, Prosperity Millennia Plaza
663 King’s Road, Quarry Bay
Hong Kong S.A.R.

Item 2(a).	Name of Person Filing:
Jian Tang

Igomax Inc.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
Jian Tang
15/F, Prosperity Millennia Plaza
663 King’s Road, Quarry Bay
Hong Kong S.A.R.

Igomax Inc.
Jordans Trust Company
Geneva Place, Waterfront Drive
PO Box 3469
Road Town, Tortola
British Virgin Islands

Item 2(c).	Citizenship:

Jian Tang — People’s Republic of China

Igomax Inc. — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e)	CUSIP No.:
G47048 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2019:

			Sole Power			Shared
			to	Shared	Sole Power to	Power to
	Amount	Percent	Vote or	Power	Dispose or to	Dispose or to
	Beneficially	of	Direct	to Vote or to	Direct the	Direct the
Reporting Person:	Owned:	Class (1):	the Vote:	Direct the Vote:	Disposition of:	Disposition of:
Jian Tang	2,385,856(2)	8.3%	27,913 (2)	2,357,943(2)	27,913(2)	2,357,943(2)
Igomax Inc.	2,357,943(3)	8.2%	0	2,357,943(3)	0	2,357,943(3)

(1)

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 28,584,491 ordinary shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, outstanding as of September 30, 2019, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019, and the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after December 31, 2019.

(2)

Includes (i) 2,320,028 Class B Ordinary Shares held by Igomax Inc., which may be converted into 2,320,028 Class A Ordinary Shares at any time by the holder thereof; (ii) 27,913 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang; and (iii) 37,915 Class A Ordinary Shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds. Mr. Jian Tang is the sole director of Igomax Inc.

(3)

Includes (i) 2,320,028 Class B Ordinary Shares held by Igomax Inc., which may be converted into 2,320,028 Class A Ordinary Shares at any time by the holder thereof, and (ii) 37,915 Class A Ordinary Shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

Jian Tang	/s/ Jian Tang
Igomax Inc.	By:	/s/ Jian Tang
	Name:	Jian Tang
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement